Exhibit 99.1

September 19, 2006

Novartis Pharma K.K.

Daiichi Sankyo Co., Ltd.

The Termination of the Contract concerning OTC Medicine

Novartis Pharma K. K. (head office in Minato-ku, Tokyo: Nobuyuki Baba, President) and Sankyo Co., Ltd. (head office in Chuo-ku, Tokyo: Yasuhiro Ikegami, President) which is the affiliate of Daiichi Sankyo Co., Ltd. (head office in Chuo-ku, Tokyo: Takashi Shoda, President) have agreed to terminate the agreement concluded in January 2004 concerning Lamisil and Nicotinell TTS at the end of December, 2006.

Novartis Pharma K.K. will sell Lamisil, which is currently being sold by Daiichi Sankyo Healthcare Co., Ltd., as its own product from January 2007 and will solely develop Nicotinell TTS as an OTC medicine.

(For reference:

The content of Novartis Pharma K.K. and Sankyo Co., Ltd. contract of January, 2004:

•	Sell by Sankyo Co., Ltd. of the athlete’s foot treatment products “Lamisil AT Cream”, “Lamisil AT Solution”, and “Lamisil AT Spray” approved as OTC medicine.

•	Co-development of the prescription only smoking cessation medicine “Nicotinell TTS” (active ingredient: nicotine) as an OTC medicine.